April 25, 2007
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street
Washington D.C. 20549

Re:	Dollar Financial Corp. Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 13, 2006 File No. 0-50866
Dear Mr. Spirgel:
     On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with its March 28, 2007 response to the comment letter from the Securities and Exchange Commission dated March 20, 2007, we hereby amend our initial response. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company” and to the Staff of the Securities and Exchange Commission as the “Staff”.
     As discussed in a follow-up conversation with the Staff, we will not amend our Form 10-K for the fiscal year ended June 30, 2006 but will instead make the suggested Staff recommendations prospectively beginning with the Company’s March 31, 2007 Form 10-Q. The Company’s auditors concur with the Company that the suggested changes are not material in nature and that the non-cash charges related to the loan loss provision is provided elsewhere in the document and deemed not necessary to restate.
     If you have any questions concerning the foregoing, please contact the undersigned at (610) 640-5937 or Bill Athas at (610) 640-5928.

Very truly yours,
/s/ Randy Underwood
Randy Underwood
Executive Vice President and Chief Financial Officer